Exhibit 99.1

Prince George on track for September 2022, increasing capacity to 3.7 EH/s

Guidance by the end of Q4 2022 increased from 4.3 EH/s to 4.7 EH/s

Deployment pathway to 6.0 EH/s

Key Highlights1

Key metrics	Aug-22
Average operating hashrate (PH/s)	2,204
Bitcoin mined[2]	301
Mining revenue (US$'000)	6,629
Electricity costs (US$'000)	2,436
Revenue per Bitcoin (US$)	22,027
Electricity costs per Bitcoin (US$)	8,094

•	Corporate:
•	Prince George (50MW) on track for energization in September 2022, increasing total expected Company operating capacity to 3.7 EH/s
•	Company operating capacity guidance increased from 4.3 EH/s to 4.7 EH/s by the end of Q4 2022
•	Company to publish its financial results for the full year ended June 30, 2022 on Tuesday, September 13, 2022 Eastern Time (conference call to be hosted at 5:00 p.m. USA Eastern Time)
•	Operations:
•	Average operating hashrate of 2,204 PH/s (+97% vs. July)
•	Monthly operating revenue of US$6.6 million (+97% vs. July)
•	301 Bitcoin mined (+96% vs. July)
•	Construction:
•	Mackenzie (2.5 EH/s, 80MW – BC, Canada)
o	Construction activities continue to progress for expansion from 50MW to 80MW and remains on track to be completed by the end of Q4 2022
o	Expected site operating capacity increased from 2.1 EH/s to 2.5 EH/s by the end of Q4 2022
•	Prince George (1.4 EH/s, 50MW – BC, Canada)
o	Commissioning activities underway, with major equipment installation in the substation close to complete
o	Construction of all three data center buildings complete
o	Internal fit out for the first and third data center buildings (20MW each) complete and well progressed for the second data center building (10MW)
o	Construction of the high voltage connection to the BC Hydro transmission network complete
•	Childress (1.3 EH/s, 40MW – Texas, USA)
o	An initial 40MW development is planned at the 600MW site
o	Earthworks have commenced for the substation area, the first data center building (20MW) area and internal road network

1 All timing references in this investor update are to calendar quarters and calendar years, unless otherwise specified.
2 Reflects Bitcoin mined post deduction of mining pool fees (currently 0.5% x total Bitcoin mined).

Corporate update

Updated operating guidance

As previously announced on August 1, 2022, the Company reached agreement with Bitmain to ship an additional 1.7 EH/s of S19j Pro miners, increasing expected operating capacity from 4.3 EH/s to 6.0 EH/s. $46.7 million of the previous $130 million of payments made to Bitmain, along with an additional payment of $5.9 million of cash on hand, were utilized as payment for the additional 1.7 EH/s of miners.3

0.4 EH/s of the additional miners are expected to be deployed at Mackenzie, increasing the Company’s expected total operating capacity from 4.3 EH/s to 4.7 EH/s by the end of Q4 2022.

An initial 40MW is planned at Childress for deployment of the remaining 1.3 EH/s of additional miners, to reach total expected Company operating capacity of 6.0 EH/s.

FY22 financial results

Iris Energy will publish its financial results for the full year ended June 30, 2022 on Tuesday, September 13, 2022 Eastern Time and host a conference call to discuss its FY22 financial results including time for Q&A beginning at 5:00 p.m. USA Eastern Time. The webcast will be recorded, and the replay will accessible shortly after the event at https://investors.irisenergy.co/events-and-presentations.

Webcast and Conference Details

Date:	Tuesday, September 13, 2022

Time:	5:00 p.m. USA Eastern Time (2:00 p.m. Pacific Time or 7:00 a.m. Australian Eastern Standard Time)

	Participant	Registration Link
	Live Webcast	Use this link
	Phone Dial-In with Live Q&A	Use this link

Please note, participants joining the conference call via the phone dial-in option will receive their dial-in number, passcode and PIN following registration using the link above. It would be appreciated if all callers could dial in approximately 5 minutes prior to the scheduled start time.

There will be a Q&A session after the Company delivers its FY22 financial results. Those dialling in via phone can elect to ask a question via the moderator. Participants on the live webcast have the ability to pre-submit a question upon registering to join the webcast or can submit a question during the live webcast.

Canal Flats update (0.8 EH/s, 30MW) – BC, Canada

Canal Flats has been powered by 100% renewable energy since inception.4

The project achieved average monthly operating hashrate of 825 PH/s in August compared to 836 PH/s last month. The slight reduction was due to the impact of summer temperatures on our first-generation pilot R&D facilities. Canal Flats continued to exceed previously announced site capacity of 0.7 EH/s.

Mackenzie update (2.5 EH/s, 50MW initial / 80MW total) – BC, Canada

Mackenzie has been powered by 100% renewable energy since inception.4

The project achieved average monthly operating hashrate of 1,380 PH/s in August compared to 282 PH/s in July, driven by energization of the remainder of the first 1.5 EH/s (50MW) ahead of schedule in early August.

Construction activities at Mackenzie continue to progress for the expansion from 50MW to 80MW, utilizing the remaining 10MW of the third data center (20MW) and a fourth data center building (20MW) for which foundation works have commenced, and remains on track for completion by the end of Q4 2022.

3 Utilization of the remaining $83.3 million of payments in respect of additional contracted miners above 6.0 EH/s continue to be subject to ongoing discussions with Bitmain. The Company has not made all recent scheduled payments under the separate $400 million hardware purchase contract and does not currently expect to make upcoming scheduled payments in respect of future deliveries. The timing and volume of any additional future deliveries under that contract (including utilization of the remaining $83.3 million of payments) is subject to ongoing discussions with Bitmain. The Company can make no assurances as to the outcome of these discussions, including the impact on timing of any future deliveries or payments made under that contract.
4 Currently approximately 97% directly from renewable energy sources; approximately 3% from purchase of RECs.

Upon completion of the final phase at Mackenzie, 80MW of proprietary data centers are expected to power up to ~26,000 Bitmain S19j Pro and S19j miners5 (already under contract), generating 2.5 EH/s of operating hashrate.

Mackenzie – foundation works for the fourth data center building (20MW)	Mackenzie – celebrating commissioning of the first 50MW

Prince George update (1.4 EH/s, 50MW) – BC, Canada

Commissioning activities are now underway at Prince George, with major equipment installation in the substation close to complete.

Construction of all three data center buildings, including internal fit out for the first and third data center buildings (20MW each) was completed during the month, and internal fit out for the second data center building (10MW) is well progressed.

The overhead and underground portions of the on-site distribution network are now complete and construction of the high voltage connection to the BC Hydro transmission network was also completed during the month.

Prince George remains on track to be energized by the end of September and, upon completion, 50MW of proprietary data centers are expected to power ~15,000 Bitmain S19j Pro and S19j miners (already under contract), generating 1.4 EH/s of operating hashrate.

See construction progress video for our BC sites here: https://www.youtube.com/watch?v=55Qd5rE9B3Q

Prince George – 69kV high voltage transformer being positioned	Prince George – substation construction progress

5 May potentially be supplemented with a small portion of non S19j Pro and S19j miners as part of miner fleet optimization across our sites following the agreement with Bitmain in August to ship the additional 1.7 EH/s of miners.

Childress update (1.3 EH/s, 40MW) – Texas, USA

The Company is planning the build out of an initial 40MW development at the 600MW Childress site.

All required construction permits are in place and earthworks have commenced for the substation area, the first data center building (20MW) area and internal road network. Furthermore, purchase orders are in place for key high and low voltage electrical equipment, building structures and data center equipment, and key construction contractors have been selected.

Childress – earthworks have commenced for the first data center building (20MW)	Childress – aerial view of site grading

Community engagement

Iris Energy hosted a Community Grants Luncheon in Mackenzie to congratulate the 2022 grant recipients in August. A total of C$67,000 was awarded to recipients, including the Mackenzie Community Arts Centre, the Mackenzie Community Garden, the Mackenzie and Area Community Radio Society, the Mackenzie Public Library, the College of New Caledonia (Mackenzie Campus), the Mackenzie Outdoor Route and Trail Association, and the Society of St. Vincent de Paul.

Iris Energy recently became a Corporate Member of the Prince George Chamber of Commerce, and also sponsored the annual Flats Fest music festival in Canal Flats.

The Childress Community Grants Program, launched in June 2022, has received 22 grant applications (from a diverse range of applicants), which are currently under review. The grant recipients will be announced in the coming months.

Future development sites

Development works continued across additional sites in Canada, the USA and Asia-Pacific, which have the potential to support up to an additional >1GW of aggregate power capacity capable of powering growth beyond the Company’s 795MW of announced power capacity.

Operating and financial results

Daily average operating hashrate chart

Technical commentary

The Company’s average operating hashrate was 2,204 PH/s in August compared to 1,117 PH/s in July, driven by energization of the remainder of the first 1.5 EH/s (50MW) ahead of schedule at Mackenzie, with the Company’s total operating capacity exceeding 2.3 EH/s from August 6.

The corresponding increase in Bitcoin mined (301 in August vs. 154 in July) and electricity costs ($2.4 million in August vs. $1.4 million in July) were also primarily attributable to the energization of the remainder of the first 50MW at Mackenzie during the month.

We note that electricity costs did not increase proportionally with the increase in average operating hashrate as the power price per kWh at Mackenzie reduced by approximately 18% as a result of moving from the distribution feed to the transmission network, with the Company's overall electricity cost per Bitcoin mined falling from approximately $8.8k to $8.1k.

Operating*	Jun-22	Jul-22	Aug-22
Renewable energy usage (MW)[6]	36	36	69
Avg operating hashrate (PH/s)	1,164	1,117	2,204

* Reflects actual recorded operating power usage and hashrate (not nameplate). Note: nameplate capacity is higher than actual operating power usage due to features of the Company’s proprietary data center design which utilizes variable speed fans to reduce power consumption during cooler months, as well as the Company maintaining a buffer within its infrastructure capacity that can be also directed to other site uses (e.g. in-house fabrication shop at Canal Flats is currently operating as Iris Energy has the advantage of saving time and costs by internally constructing certain components for its expansion sites).

Financial (unaudited)	Jun-22	Jul-22	Aug-22
Bitcoin mined*	148	154	301
Mining revenue (US$’000)	3,546	3,358	6,629
Electricity costs (US$’000)	1,315	1,360**	2,436
Revenue per Bitcoin (US$)	23,925	21,823	22,027
Electricity costs per Bitcoin (US$)	8,875	8,836	8,094

* Reflects Bitcoin mined post deduction of mining pool fees (currently 0.5% x total Bitcoin mined).
** The increase in electricity costs (vs. June) was primarily due to one extra operating day in the month.

6 Comprises actual power usage for Canal Flats and estimated power usage for Mackenzie.

Miner Shipping Schedule	Hardware	Units	EH/s (incremental)	EH/s (cumulative)
Operating (August 2022)	S19j Pro / S19j7	23,831	2.2	2.2
Inventory – pending deployment	S19j Pro / S19j8	16,956	1.6	3.8
Inventory – in transit	S19j Pro / S19j	3,608	0.4	4.2
Q3 2022	S19j Pro / S19j	17,296	1.7	5.9
Q4 2022	S19j	1,500	0.1	6.0
Total		63,191	6.0	6.0

Site	Capacity (MW)	Capacity (EH/s)	Timing	Status
Canal Flats (BC, Canada)	30	0.8	Complete	Operating
Mackenzie (BC, Canada)	50	1.5	Complete	Operating
	30	1.0[9]	Q4 2022	Under construction
Prince George (BC, Canada)	50	1.4	Q3 2022	Commissioning
Total (end of Q4 2022)	160	4.7
Childress (Texas, US)	40	1.3	2023	Under construction
Total (2023)	200	6.0

About Iris Energy

Iris Energy is a sustainable Bitcoin mining company that supports the decarbonization of energy markets and the global Bitcoin network.

•	100% renewables: Iris Energy targets markets with low-cost, under-utilized renewable energy, and where the Company can support local communities
•
Long-term security over infrastructure, land and power supply: Iris Energy builds, owns and operates its electrical infrastructure and proprietary data centers, providing long-term security and operational control over its assets

•
Seasoned management team: Iris Energy’s team has an impressive track record of success across energy, infrastructure, renewables, finance, digital assets and data centers with cumulative experience in delivering >$25bn in energy and infrastructure projects globally

Forward-Looking Statements

This press release includes “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Forward-looking statements generally relate to future events or Iris Energy’s future financial or operating performance. For example, forward-looking statements include but are not limited to the expected increase in the Company’s power capacity and operating capacity, the Company’s business plan, the Company’s capital raising plans, the Company’s anticipated capital expenditures and additional borrowings, the impact of discussions with Bitmain regarding the Company’s hardware purchase contract for additional miners, and the expected schedule for hardware deliveries and for commencing and/or expanding operations at the Company’s sites. In some cases, you can identify forward-looking statements by terminology such as “anticipate,” “believe,” “may,” “can,” “should,” “could,” “might,” “plan,” “possible,” “project,” “strive,” “budget,” “forecast,” “expect,” “intend,” “target”, “will,” “estimate,” “predict,” “potential,” “continue,” “scheduled” or the negatives of these terms or variations of them or similar terminology, but the absence of these words does not mean that statement is not forward-looking. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward looking statements. In addition, any statements or information that refer to expectations, beliefs, plans, projections, objectives, performance or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking.

7 Includes mix of lower efficiency hardware, which is estimated to represent less than 1% of the operating 2.2 EH/s.
8 Includes mix of lower efficiency hardware, which is estimated to represent less than 8% of miners pending deployment.
9 Operating capacity with respect to the final 30MW phase at Mackenzie is expected to increase from 0.6 EH/s to 1.0 EH/s to support 0.4 EH/s of the recently announced 1.7 EH/s of additional Bitmain S19j Pro miners.

These forward-looking statements are based on management’s current expectations and beliefs. These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause Iris Energy’s actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to: Iris Energy’s limited operating history with operating losses; electricity outage, limitation of electricity supply or increase in electricity costs; long term outage or limitation of the internet connection at Iris Energy’s sites; any critical failure of key electrical or data center equipment; serial defects or underperformance with respect to Iris Energy’s equipment; failure of suppliers to perform under the relevant supply contracts for equipment that has already been procured which may delay Iris Energy’s expansion plans; supply chain and logistics issues for Iris Energy or Iris Energy’s suppliers; cancellation or withdrawal of required operating and other permits and licenses; customary risks in developing greenfield infrastructure projects; Iris Energy’s evolving business model and strategy; Iris Energy’s ability to successfully manage its growth; Iris Energy’s ability to raise additional financing (whether because of the conditions of the markets, Iris Energy’s financial condition or otherwise) on a timely basis, or at all, which could adversely impact the Company’s ability to meet its capital commitments (including payments due under its hardware purchase contracts with Bitmain) and the Company’s growth plans; Iris Energy’s failure to make certain payments due under any one of its hardware purchase contracts with Bitmain on a timely basis could result in liquidated damages, claims for specific performance or other claims against Iris Energy, any of which could result in a loss of all or a portion of any prepayments or deposits made under the relevant contract or other liabilities in respect of the relevant contract, and could also result in Iris Energy not receiving certain discounts under the relevant contract or receiving the relevant hardware at all, any of which could adversely impact its business, operating expansion plans, financial condition, cash flows and results of operations; the terms of any additional financing, which could be less favorable or require Iris Energy to comply with more onerous covenants or restrictions, any of which could restrict its business operations and adversely impact its financial condition, cash flows and results of operations; competition; Bitcoin prices, which could adversely impact its financial condition, cash flows and results of operations, as well as its ability to raise additional financing; risks related to health pandemics including those of COVID-19; changes in regulation of digital assets; and other important factors discussed under the caption “Risk Factors” in Iris Energy’s final prospectus filed pursuant to Rule 424(b)(4) with the SEC on November 18, 2021, as such factors may be updated from time to time in its other filings with the SEC, accessible on the SEC’s website at www.sec.gov and the Investor Relations section of Iris Energy’s website at https://investors.irisenergy.co.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any forward-looking statement that Iris Energy makes in this press release speaks only as of the date of such statement. Except as required by law, Iris Energy disclaims any obligation to update or revise, or to publicly announce any update or revision to, any of the forward-looking statements, whether as a result of new information, future events or otherwise.

Preliminary Financial Information

The preliminary financial information for the month of August 2022 included in this investor update is not subject to the same closing procedures as our unaudited quarterly financial results and has not been reviewed by our independent registered public accounting firm. The preliminary financial information included in this investor update does not represent a comprehensive statement of our financial results or financial position, and should not be viewed as a substitute for unaudited financial statements prepared in accordance with International Financial Reporting Standards. Accordingly, you should not place undue reliance on the preliminary financial information included in this investor update.

Contacts

Media
Jon Snowball
Domestique
+61 477 946 068

Investors
Bom Shin
Iris Energy
+61 411 376 332
bom.shin@irisenergy.co

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